UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K A/1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 23, 2002

NTS-PROPERTIES IV, LTD.
(Exact name of registrant as specified in its charter)

KENTUCKY
(State or other jurisdiction incorporation)

0-11655	61-1026356
(Commission File Number)	*(I.R.S. Employer Identification No.)*

10172 Linn Station Road, Louisville, Kentucky 40223
(Address of principal executive offices)

Registrant's telephone number, including area code:(502) 426-4800

Item 4 - Changes in Registrant's Certifying Accountant

(a) The General Partner of NTS-Properties IV, Ltd. annually considers the selection of the registrant's independent public accountants. On May 23, 2002 the General Partner decided to no longer engage Arthur Andersen LLP ("Andersen") as the registrant's independent public accountants and engaged Ernst & Young LLP to serve as the registrant's independent public accountants for 2002.

(b) Andersen's reports on NTS-Properties IV's consolidated financial statements for the past two years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Andersen's report on NTS-Properties IV's financial statements for 2001 was issued on April 1, 2002, containing an unqualified opinion in conjunction with the publication of NTS-Properties IV's Annual Report to Shareholders and the filing of NTS-Properties IV's Annual Report on Form 10-K.

(c) During NTS-Properties IV's two most recent fiscal years and through the date of this Form 8-K, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on NTS-Properties IV's consolidated financial statements for such years, and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

(d) NTS-Properties IV provided Andersen with a copy of the foregoing disclosures. Attached as Exhibit 16 is a copy of Andersen's letter, dated June 12, 2002, stating its agreement with such statements.

(e) During NTS-Properties IV's two most recent fiscal years and through the date of this Form 8-K, NTS-Properties IV did not consult Ernst & Young with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on NTS-Properties IV's consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Item 7 - Financial Statements and Exhibits

c)   Exhibits. The following exhibits are filed with this document.

Exhibit Number	**Description**
16	Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated June 12, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS-PROPERTIES IV, LTD.

BY: NTS-Properties Associates IV,
        General Partner,
        BY: NTS Capital Corporation,
               General Partner

/s/ Gregory A. Wells
Gregory A. Wells
Senior Vice President and
Chief Financial Officer of
NTS Capital Corporation

Date: June 12, 2002

**LETTER FROM ARTHUR ANDERSEN LLP TO THE SECURITIES AND EXCHANGE
COMMISSION DATED JUNE 12, 2002**

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 12, 2002

Dear Sir/Madam:

We have read paragraphs (a) through (d) of Item 4 on Form 8-K dated May 23, 2002, as amended
on June 12, 2002, of NTS-Properties IV to be filed with the Securities and Exchange Commission,
and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP
Arthur Andersen LLP